UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                August 24, 2004

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [  ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes [  ]            No [X]


Attachment:

Material Events

(a) Amarin Corporation announces results of gene variant data analysis from initial Miraxion(TM) Phase III clinical trial


     This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of
Amarin Corporation plc and in the prospectus contained therein and
(c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.




                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AMARIN CORPORATION PLC

                                    By: /s/ Alan Cooke
                                    Name: Alan Cooke
                                    Title: Chief Financial Officer


Date: August 24, 2004





Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com


              AMARIN CORPORATION ANNOUNCES RESULTS OF GENE
              VARIANT DATA ANALYSIS FROM INITIAL MIRAXION(TM)
                       PHASE III CLINICAL TRIAL

Analysis identifies characteristics of Huntington's disease patients responsive to Miraxion(TM)

LONDON, United Kingdom, August 24, 2004 - Amarin Corporation plc (NASDAQSC: AMRN) today announced the results of a gene variant data analysis from the initial Phase III clinical trial for Miraxion(TM) (formerly referred to as LAX-101) in Huntington's disease. The analysis identifies a group of patients with a specific gene variant that experienced a significant response to Miraxion(TM). The initial twelve month, phase III multi-center, double blind, randomized placebo controlled study of Miraxion(TM) was conducted in 2002 by Laxdale Limited ("Laxdale") with 135 enrolled patients with Huntington's disease at six centers in the United States, Canada, the United Kingdom and Australia. The primary endpoint in the initial trial was the change over a one-year period in the Total Motor Score-4 (TMS-4) subscale of the Unified Huntington's Disease Rating Scale (UHDRS), the standard rating scale for trials in this disease.

The additional data analysis identifies a group of participants in the initial study for whom Miraxion(TM) showed a significant clinical benefit. Huntington's disease is believed to be caused by a genetic mutation of the cytosine, adenosine and guanine (CAG) polymorphic trinucleotide repeat. It is believed that there is a direct link between CAG repeat length and age of onset, disease progression and clinical symptoms of Huntington's disease. CAG repeat length can be measured via a genetic blood test.

Efficacy of Miraxion(TM)

The possibility that treatment efficacy of Miraxion(TM) could be related to the number of CAG repeats was proposed as part of the pre-specified analysis and exploratory analysis was conducted after completion of the trial to examine this influence. A strong correlation between the CAG repeat number and the change in TMS-4 score was revealed in those patients taking Miraxion(TM). In order to explore this effect further, patients were split into two groups based around the median number of CAG repeats, which was identified as 45. Those patients that took Miraxion(TM) and had a CAG repeat length of less than 45 comprised the responsive group. This effect was consistent across all centers. In total, 67 of the 135 patients in the initial phase III study had this specific gene variant. It is estimated that patients with a CAG repeat length of less than 45 represent over 65% of all Huntington's disease patients.

The group of patients with a CAG repeat length of less than 45 in the intent to treat group receiving Miraxion(TM) showed a statistically significant improvement over those patients receiving placebo (p=0.029, n=67). In the group of patients with a CAG repeat length of less than 45 who observed the clinical trial protocol (per protocol patients) receiving Miraxion(TM) showed a 22.7% improvement in TMS-4 score versus patients receiving placebo who showed a 5.7% deterioration at the end of the twelve month study
(p=0.006, n=44).   This improvement was observed over a 6-month period and
maintained for a further 6 months. In the 12-month open label continuation phase of the trial, this improvement continued to be maintained. At the end of the open-label phase all patients who had taken part in the trial were offered compassionate supply. More than 3 years after the commencement of this trial, 101 of the 135 patients enrolled in the trial continue to be supplied Miraxion(TM).

Rick Stewart, Chief Executive Officer of Amarin commented, "This data analysis, showing significant clinical benefit to specific patients taking Miraxion(TM), will be an important component in the design of the planned phase III clinical trials. It will allow us to more accurately target patients with this specific gene variant, particularly relating to age of onset of the disease. Improvement and stability are particularly beneficial if initiated at an early stage in this devastating disease. This could significantly extend a patient's professional activities, maintain a good quality of life, and potentially defer the onset of the later stages of the disease."

Planned Phase III Trials

Amarin intends to commence two phase III clinical trials totaling over 400 Huntington's disease patients in early 2005, subject to consummation of Amarin's proposed acquisition of Laxdale and the completion of an equity fund raising.

Miraxion(TM) has been granted Fast Track designation for Huntington's disease by the United States Food and Drug Administration and received Orphan Drug designation both in the U.S. and in Europe. Miraxion(TM) is also in clinical development for depression.

Huntington's Disease

Huntington's disease is a genetic neurodegenerative disease characterized by movement disorder, dementia and psychiatric disturbance. It has been diagnosed in approximately 30,000 patients in the U.S. with a similar number in Europe. Additionally, over 200,000 persons in the U.S. alone are genetically "at risk" to developing the disease. Onset of symptoms is typically between 30-50 years of age with a typical life expectancy from diagnosis of 10-25 years. Patients with late stage disease require continuous nursing care, often in nursing homes, with an estimated annual cost to the U.S. economy of up to $2.5 billion. Presently, there is no effective treatment or cure for HD.

About Amarin Corporation

Amarin Corporation is a neuroscience company focused on the development and commercialisation of novel drugs for the treatment of neurological disorders affecting the central nervous system.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.